Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 11, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Justin Dobbie
Re:              Nordic American Offshore Ltd.
Registration Statement on Form F-4
Filed on June 6, 2016

Dear Mr. Dobbie:
This letter sets forth the response of Nordic American Offshore Ltd. (the "Company") to the comment letter dated June 28, 2016 (the "Comment Letter") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form F-4 that was filed with the Commission on June 6, 2016 (the "Registration Statement").  The Company has today filed its amended registration statement on Form F-4 to the Staff via EDGAR (the "Amended Registration Statement"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Registration Statement also includes certain updates related to the passage of time.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement.  The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter. For your convenience, the Company's response is prefaced by the exact text of the Staff's comment in bold text. We will also provide the Staff with a redline of the Amended Registration Statement showing changes made from the Registration Statement. Page numbers referenced are to the Amended Registration Statement.
Material Tax Consequences of the Redomiciliation, page 5
1.	We note your disclosure that "[you] do not believe that [you] or [your] shareholders will be subject to taxation in the Marshall Islands or Bermuda as a result of the Redomiciliation" and that "[you] expect the Redomiciliation to qualify as a tax-free 'reorganization' for purposes of U.S. federal income tax matters and, as such, [you] expect that neither [you] nor U.S. shareholders will be subject to U.S. federal income taxation as a result of the Redomiciliation." Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an

Securities and Exchange Commission
July 11, 2016

investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion as to Marshall Islands, Bermuda and U.S. tax law would be required since the filing references tax consequences that would be material to investors. Please file tax opinions with the next amendment and revise the Taxation section on page 31 as applicable.
In response the Staff's comment, the Company has filed as Exhibit 8.1 to the Amended Registration Statement an opinion of Marshall Islands and United States counsel stating that in the opinion of such counsel, neither the Company nor its shareholders will be subject to taxation in the Marshall Islands as a result of the Redomiciliation and that the Redomiciliation will be treated as a tax-free reorganization under 368(a) of the Internal Revenue Code and, as such, that neither the Company nor the Company's shareholders will be subject to U.S. federal income taxation as a result of the Redomiciliation. The Company has filed as Exhibit 8.2 to the Amended Registration Statement an opinion of Bermuda counsel that the Company will not be subject to taxation as a result of its continuance into Bermuda as an exempted company upon the Redomiciliation. The Company has revised the disclosure contained in the Taxation section on pages 32-33 of the Amended Registration Statement accordingly.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe